March 31, 2026

Jeff Eberwein
Chief Executive Officer
Star Equity Holdings, Inc.
53 Forest Avenue, Suite 101
Old Greenwich, CT 06870

       Re: Star Equity Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 24, 2026
           File No. 333-294548
Dear Jeff Eberwein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Adam Finerman